Filed by Enterprise Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Date: May 28, 2025 The following communication was made available by Enterprise Bancorp, Inc., parent company of Enterprise Bank and Trust Company (commonly referred to as Enterprise Bank), on the Facebook social media platform on May 28, 2025: